U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
(f/k/a CB Capital Investors, LLC (FN 1)
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York            10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


iXL Enterprises, Inc.  ("IIXL")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [-]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            N/A            N/A            N/A         N/A    N/A      7,939,427      D        (FN 2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                 2.                                                                                    Deriv-    of
                 Conver-                      5.                              7.                         ative     Deriv-   11.
                 sion                         Number of                       Title and Amount           Secur-    ative    Nature
                 or                           Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-               4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise       3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price      Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of         action   Code     of(D)         (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of         Deriv-     Date     (Instr.  (Instr. 3,    ----------------           or       Secur-   of        direct   Owner-
Derivative       ative      (Month/  8)       4 and 5)      Date     Expira-           Number   ity      Month     (I)      ship
Security         Secur-     Day/     ------   ------------  Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity        Year)    Code V    (A)   (D)    cisable  Date    Title     Shares    5)       4)        4)       4)
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
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

Explanation of Responses:

1) As a result of internal reorganizations and name changes effective as of the first week of January 2001, JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners), the sole non-managing member of J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC) became a limited partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners of such partnership or of the ultimate security holders of the renamed entities.

2) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of J.P. Morgan Partners (23A SBIC), LLC (the "JPM Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the JPM Entities. Upon the occurrence of certain contingencies that are outside the control of the JPM Entities, certain JPM Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the JPM Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors. JPM 23A SBIC disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group; accordingly, the filing of this form shall not be construed as an admission that the JPM Entities, JPM 23A SBIC or any of the other reporting persons are the beneficial owners of such securities.


J.P. Morgan Partners (23A SBIC), LLC
(f/k/a CB Capital Investors, LLC)

By:  J.P. Morgan Partners (23A SBIC) Manager, Inc.
(f/k/a CB Capital Investors, Inc.), its Managing Member

   /s/  Jeffrey C. Walker                                     2/08/01
By: ---------------------------------------------      -----------------------
     Jeffrey C. Walker                                         Date
     President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                  DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                    REPORTER (Note 1)           FOR               OR TRADING SYMBOL
(Note 1)                                                        MONTH/YEAR
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
J.P. Morgan Partners                  J.P. Morgan Partners       January 2001        iXL Enterprises, Inc. ("IIXL")
(23A SBIC Manager), Inc              (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The Chase Manhattan Bank              J.P. Morgan Partners       January 2001        iXL Enterprises, Inc. ("IIXL")
270 Park Avenue                      (23A SBIC), LLC
35th Floor
New York, NY  10017
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J.P. Morgan Chase & Co.              J.P. Morgan Partners        January 2001        iXL Enterprises, Inc. ("IIXL")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
270 Park Avenue
35th Floor
New York, NY 10017
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JPMP Capital Corporation             J.P. Morgan Partners       January 2001        iXL Enterprises, Inc. ("IIXL")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.       J.P. Morgan Partners       January 2001        iXL Enterprises, Inc. ("IIXL")
c/o J.P. Morgan Partners, LLC        (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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
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 NAME AND ADDRESS OF                TITLE OF                 AMOUNT OF           OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  SECURITY                 SECURITIES          DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                                             BENEFICIALLY        INDIRECT (I)                              INTEREST
                                                             OWNED
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
J.P. Morgan Partners                  Common Stock            7,939,427           I                 See Explanatory        No
(23A SBIC Manager), Inc                                                                             Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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The  Chase Manhattan Bank             Common Stock            7,939,427           I                 See Explanatory        No
270 Park Avenue-35th Floor                                                                          Note 3 below
New York, NY 10017
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J.P. Morgan Chase & Co.               Common Stock            7,939,427           I                 See Explanatory        No
270 Park Avenue                                                                                     Note 4 below
35th Floor
New York, NY 10017
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JPMP Capital Corporation              Common Stock            7,939,427           I                See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Common Stock            7,939,427           I                See Explanatory        No
c/o J.P. Morgan Partners, LLC                                                                      Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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

Explanatory Notes:

1) The names of the Reporting Persons and the Designated Reporter changed during the first week of January, 2001 as a result of internal reorganizations and name changes effective as of various times during the week. As part of the reorganizations, Chase Capital Partners (now J.P. Morgan Partners Master Fund Manager, L.P.) became a limited partnership and all but one of its individual general partners became limited partners of the partnership. The internal reorganizations and name changes did not alter the proportionate interests of the limited partners or of the ultimate security holders of the renamed entities. The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amount shown represents the beneficial ownership of the Issuer's equity securities by 23A SBIC (formerly known as CB Capital Investors, LLC), a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

3) The amount shown represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

4) The amount shown represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) The Chase Manhattan Bank, which is the sole stockholder of SBIC Manager, and (b) JPMP Capital Corporation, which is the general partner of JPMP Master Fund Manager, L.P., the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member.

5) The amount shown represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member.

6) The amount shown represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.